China Metro-Rural Holdings Limited

Suite 2204, 22/F, Sun Life Tower

The Gateway, 15 Canton Road

Tsimshatsui, Kowloon, Hong Kong

March 28, 2013

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

USA

Attn.: Ms. Jennifer Gowetski (Senior Counsel)

Dear Ms. Gowetski:

RE:	China Metro-Rural Holdings Limited
Registration Statement on Form F-3
File No. 333-184774

In accordance with Rule 461 under the Securities Act of 1933, as amended, China Metro-Rural Holdings Limited (the “Company”) hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 10:00 a.m. Eastern Standard Time on April 4, 2013, or as soon thereafter as is practicable.

In connection with the foregoing request for acceleration of effectiveness, the Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gerard S. DiFiore of Reed Smith LLP at (212) 549-0396 with any questions you may have concerning this request. In addition, please notify Mr. DiFiore when this request for acceleration has been granted.

* * * * *

Sincerely,

/s/ Sio Kam Seng
Sio Kam Seng
Chief Executive Officer and Chairman
China Metro-Rural Holdings Limited

cc:	Gerard S. DiFiore, Esq.
Reed Smith LLP